Exhibit 99.3
Capitalization

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014, on:

●	an actual basis for AerCap;

●	an actual basis for ILFC; and

●	an as adjusted basis to give effect to the consummation of the Transactions.

*  *   *
	As of March 31, 2014
	AerCap actual	ILFC actual	As adjusted
	(U.S. dollars in thousands)
Unrestricted cash and cash equivalents(1)	$320,136	$2,317,203	$2,047,339
Consolidated debt
Secured
ECA-guaranteed financings	$1,460,629	$—	$1,460,629
ALS II debt	420,184	—	420,184
AerFunding revolving credit facility(2)	948,815	—	948,815
Genesis securitization debt(3)	417,645	—	417,645
TUI portfolio acquisition facility	157,767	—	157,767
SkyFunding I and II facilities	611,082	—	611,082
Other secured debt	1,415,470	—	1,415,470
Senior secured bonds(4)	—	3,900,000	4,297,125
ECA and Ex-Im financings(4)	—	1,602,084	1,625,458
Secured bank debt(4)(5)	—	1,754,096	1,765,531
Institutional secured term loans	—	2,250,000	2,250,000
Deferred debt discount(4)	—	(12,154)	—
Unsecured
Senior unsecured notes due 2017	300,000	—	300,000
Citi revolving credit facility(6)	75,000		75,000
DBS revolving credit facility(7)	150,000	—	150,000
$2.75 billion revolving credit facility(8)	—	—	—
$1.0 billion AIG revolving credit facility(9)	—	—	—
Bonds and medium-term notes(4)	—	12,268,109	13,501,546
Senior unsecured notes offered hereby	—	—	2,600,000
Deferred debt discount(4)	—	(29,258)	—
Other
Subordinated debt issued by joint ventures partners	64,280	—	64,280
DBS B737-800 PDP Facility(10)	70,170	—	70,170
Other debt	113,366	—	113,366
Subordinated debt(4)	—	1,000,000	958,000
Total	$6,204,408	$22,732,877	$33,202,068
Shareholders’ equity	2,483,164	7,568,929	6,321,869
Total capitalization	$8,687,552	$30,301,806	$39,523,937
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(1)
The “As adjusted” column reflects cash consideration to finance the Acquisition, a portion of which will be funded by a special distribution of $600 million to be paid by ILFC to AIG upon the consummation of the Acquisition.

(2)	As of March 31, 2014, $948.8 million was drawn under the AerFunding revolving credit facility, with approximately $401.2 million available under the facility.

(3)	Genesis securitization debt was sold to an affiliate of Wood Creek Capital Management LLC on April 22, 2014.

(4)	The “As adjusted” column reflects fair value adjustments from purchase accounting.

(5)	As of March 31, 2014, AeroTurbine had approximately $365.5 million outstanding under its secured revolving credit facility, with approximately $64.5 million available under the facility.

(6)
As of March 31, 2014, $75 million was drawn under the Citi revolving credit facility, with $215 million available under the facility. It is intended that upon consummation of the Acquisition, this facility will be repaid and terminated in connection with the $2.75 billion revolving credit facility becoming effective.

(7)	As of March 31, 2014, $150 million was drawn under the DBS revolving credit facility, with $30 million available under the facility.

(8)
Upon consummation of the Acquisition, we expect the $2.75 billion revolving credit facility to be undrawn, with $2.75 billion available under the facility. The $2.75 billion revolving credit facility will replace ILFC’s existing $2.3 billion senior unsecured revolving credit facility, effective upon closing of the Acquisition.

(9)	Upon consummation of the Acquisition, we expect the revolving credit facility with AIG to be undrawn, with $1.0 billion available under the facility.

(10)	As of March 31, 2014, approximately $70.2 million was drawn under the DBS B737-800 PDP facility, with approximately $130.2 million available under the facility.